AB 3/6/03

03014240

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 WASH. D.C. 181

SEC FILE NUMBER
8 - 49613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2002** AND ENDING **DECEMBER 31, 2002**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SHORELINE TRADING GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 SOUTH FIGUEROA STREET, SUITE 1475

(No. and Street)

LOS ANGELES, CA   90017

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WINNIE WOO   213 614-1950

(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS & COMPANY, PC

(Name -- if individual, state last, first, middle name)

9171 WILSHIRE BLVD., SUITE 500   BEVERLY HILLS, CA   90210

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ KRAIG A. KUPIEC _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ SHORELINE TRADING GROUP LLC _____ , as of _____ DECEMBER 31 _____ 20 02 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALL ACCOUNTS ARE IN ANY GIVEN INDIVIDUALS OWN NAME OR AN INTEREST MAY EXIST THROUGH

INVESTMENT PARTNERSHIPS WITH MULTIPLE UNAFFILIATED PARTNERS.

_____
Signature

MANAGING MEMBER
Title

_____
Notary Public

ANTONIETTE SANCHEZ
COMM. # 1346204
NOTARY PUBLIC CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXPIRES MAR 10, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHORELINE TRADING GROUP LLC

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of Shoreline Trading Group LLC

We have audited the accompanying statement of financial condition of Shoreline Trading Group LLC as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shoreline Trading Group LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 5, 2003

1

SHORELINE TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$	1,212,584
Due from clearing broker		698,646
Securities owned, at market		2,165,921
Accounts receivable		10,940
Investment in partnership		14,241
Property and equipment, net of accumulated depreciation of $58,978		67,381
Deposits		32,088
	$	4,201,801

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Securities sold, not yet purchased, at market	$	204,894
Accounts payable, accrued expenses and other liabilities		959,450
Due to clearing broker		708,487
Total liabilities		1,872,831
Members' equity		2,328,970
	$	4,201,801

See accompanying notes to financial statement.

SHORELINE TRADING GROUP LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Shoreline Trading Group LLC (the Company) is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with two clearing brokers and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

The Company was formed in August 1996 and its Managing Members are Kurtis W. Kupiec and Kraig A. Kupiec. The Company has offices in Los Angeles and New York. The term of the Company will continue until dissolved and terminated in accordance with the Company's operating agreement (the Agreement).

Valuation of Investments in Securities Owned and Securities Sold, Not Yet Purchased

The Company values investments in securities owned and securities sold, not yet purchased that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statements. The members are required to report their proportional share of gains, losses, credits or deductions on their respective tax returns.

Property and Equipment

Property and equipment, consisting of computers and office furniture, are recorded at cost and are depreciated over their estimated useful lives, ranging from 3 to 5 years, using the straight-line method. Depreciation expense was $26,823 for the year ended December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

SHORELINE TRADING GROUP LLC

NOTES TO FINANCIAL STATEMENT

1. **Nature of operations and summary of significant accounting policies (continued)**

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts are in excess of federally insured limits.

2. **Securities owned and securities sold, not yet purchased**

Details of securities owned and securities sold, not yet purchased at December 31, 2002 are as follows:

	Securities Owned	Sold, Not Yet Purchased
Equity securities	$ 1,242,449	$ 204,894
Collateralized mortgage obligation bonds	923,472	-
	$ 2,165,921	$ 204,894

3. **Commitment**

The Company leases office space in Los Angeles under a non-cancellable operating lease commencing January 1, 2002 and expiring in the year 2006. At December 31, 2002, the Company's future minimum rental commitment is as follows:

Year ending December 31,

2003	$ 50,250
2004	50,250
2005	50,250
2006	50,250
	$ 201,000

The Company also leases offices in New York on a month-to-month basis. Total Company rent expense was $137,925 for the year ended December 31, 2002.

SHORELINE TRADING GROUP LLC

NOTES TO FINANCIAL STATEMENT

4. Members' equity

The Company has four classes of members: A, B, C and D. Class A members are the Company's Managing Members. Class A and B members have voting rights and share in net profits and losses of the Company as indicated in the Agreement. Class C members do not have voting rights and are allocated net profits and losses in accordance with the Agreement. Class D members are the Company's trading members, do not have voting rights, and retain net trading profits and losses in their respective trading accounts after certain re-allocations, subject to high watermark calculations, to other Company members, in accordance with the Agreement. Under the Agreement, members may voluntarily withdraw capital and receive distributions, or the Managing Members may require the allocation of a distribution to a member based on various time, notification, and performance criteria.

For the year ended December 31, 2002, net income, trading profits and losses, and member contributions and distributions were as follows, per member class:

	Class A	Class B	Class C	Class D	Total
Beginning capital	$ 768,615	$ 658,983	$ 750,000	$ 995,515	$ 3,173,113
Net income allocated	8,054	5,369	32,445		45,868
Cash contributions				2,040,000	2,040,000
Cash distributions	(236,400)	(157,600)	(282,446)	(568,843)	(1,245,289)
Trading profits contributed				282,944	282,944
Trading losses distributed				(1,967,666)	(1,967,666)
Ending capital	$ 540,269	$ 506,752	$ 499,999	$ 781,950	$ 2,328,970

5. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, under the alternative standard, of two percent of combined aggregate debits or a minimum of $250,000. At December 31, 2002, the Company had net capital of $1,803,519 which was $1,553,519 in excess of its required minimum net capital of $250,000.

There are no material differences between the computation of net capital and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2002.